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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For              PRESS RELEASE ISSUED ON MAY 24, 2001
    ---------------------------------------------------------------------------


                 QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                             Form 40-F    X
         -----                                                   -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -----                                -----

                                                                    Page 1 of 6

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.     Press Release dated May 24, 2001 (#14/01)

                                                                    Page 2 of 6

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                              [LOGO QUEBECOR WORLD]

May 24, 2001                                                              14/01

For immediate release                                               Page 1 of 2

                    QUEBECOR WORLD NAMES JEFFREY L. PETERSON
                       SENIOR VICE PRESIDENT - E-BUSINESS

GREENWICH, CT. - Quebecor World today announced that Jeffrey L. Peterson, former Vice President of Global eBusiness at DuPont, has joined Quebecor World as Senior Vice President eBusiness. Peterson will define and develop a comprehensive eBusiness strategy for Quebecor World which will drive the utilization of eBusiness techniques to achieve competitive differentiation and cost savings for Quebecor World.

"As electronic communication and workflow management tools continue to be developed, I am confident that Jeff will use his expertise to help us harness the power of eBusiness across a wide range of applications" said Quebecor World's North American President, Chairman and CEO, Marc Reisch. "As a part of focusing his efforts across our entire supply chain, Jeff's positive impact will be quickly felt by both our customer and supplier partners."

Peterson has held a number of strategic technology management and Internet-related positions. In 1981, he helped found the Management Systems Laboratories of Virginia Tech and began his 20 year experience using Internet and eBusiness technologies in developing business strategy. He has held a variety of positions from Vice President Strategic Planning at a major Virginia bank, to leading the creation of a new Internet and web services company focused on the business application of the Internet to small and mid-sized companies, to serving as Vice President, e-commerce/e-technology for a division of General Electric.

Joining DuPont in 2000, Peterson assumed global accountability for developing and leading the execution of DuPont's overall eBusiness strategy.

Peterson is an industrial engineering graduate of Virginia Tech and received a master's degree in "Management of Technology" from the Massachusetts Institute of Technology.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

                                     - 30 -
                                                                    Page 3 of 6

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FOR IMMEDIATE RELEASE                                               Page 2 of 2

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

PHOTO AVAILABLE IN THE PRESS RELEASE ON THE QUEBECOR WORLD WEBSITE :
HTTP://WWW.QUEBECORWORLD.COM

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                        QUEBECOR WORLD INC.



                        By:    /S/ MARIE D. HLAVATY
                               ---------------------
                        Name:  Marie D. Hlavaty
                        Title: Vice President, General Counsel & Secretary



Date: May 24, 2001

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        QUEBECOR WORLD INC.



                        By:
                        Name:  Marie D. Hlavaty
                        Title: Vice President, General Counsel & Secretary



Date: May 24, 2001